August 7, 2009

Mail Stop 3561

Thomas E. Plimpton
Vice Chairman, Principal Financial Officer
PACCAR, Inc.
777 106th Ave N.E.
Bellevue, WA 98004

RE: PACCAR, Inc.
File No. 001-14817
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Plimpton:

　　We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief